

July 24, 2014

Via E-mail
Mr. Mick J. Beekhuizen
Chief Financial Officer
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, PA, 15222

> **Re:** **Education Management Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 3, 2013**
> **Response dated July 17, 2014**
> **File No. 1-34466**

Dear Mr. Beekhuizen:

We have reviewed your response letter and have the following comments. As noted in our letter dated June 25, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2013

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 100

1.   We note your response to comment two. Please expand your disclosures to provide your readers with, at a minimum, a meaningful summary level understanding of your refund policies. For example, you could indicate that the majority of fees are non-refundable after a certain period of time has elapsed.

2.   We note your response to comment three and that you do not reassess collectability for revenue recognition purposes when a student withdraws from one of your institutions or loses financial aid eligibility. Please tell us in more detail how you concluded that collectability is reasonably assured when an event occurs that could call into question collectability of revenue. In this regard, please provide us with a quantitative analysis of your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

Form 10-Q for the fiscal quarter ended March 31, 2014

Note 6. Student Receivables, page 17

3.   We note your response to comment 11 and your disclosure on page 66 that you have seen your increased lending activity result in higher bad debt expense as a percentage of net revenues. From your response, it appears that you rely upon the enrollment agreement as part of your collectability assessment. Please tell us in more detail how you evaluate collectability before revenue is recognized in accordance with SAB Topic 13 and how this agreement contributes to your assessment. Further, considering that you believe the unit of account is your student, please tell us why you believe your student population is homogeneous and that it is impractical to determine which students have collection risk. Compare and contrast this with the reliance you make in comment one on your confirmation of an individual student's Title IV eligibility for revenue recognition on day one.

4.   We note your response to comment 12. Please tell us in more detail about the program that commenced in 2013, your relationship with the lenders and if the purchases were contemplated prior to the lenders awarding financial aid to your students.

Note 12. Contingencies, page 22

5.   We note your response to comment 14 and note that you have concluded that you cannot estimate the reasonably possible additional loss or range of loss. In this regard, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director